UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 6, 2019

GEMPHIRE THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37809	47-2389984
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

P.O. Box 130235, Ann Arbor, MI 48113

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (734) 245‑1700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

◻	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

◻	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

◻	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	GEMP	Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.07Submission of Matters to a Vote of Security Holders.

At the annual meeting of stockholders of Gemphire Therapeutics Inc. (the “Company”) held on December 6, 2019 (the “Annual Meeting”), stockholders of the Company voted as set forth below on the following proposals, each of which is described in detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on November 6, 2019.

At the Annual Meeting, 11,077,908 shares of common stock, or approximately 74.49% of the outstanding common stock of the Company entitled to vote, were represented by proxy or in person.

The final voting results for each matter submitted to a vote of the Company’s stockholders are as follows:

Proposal 1—Approval of the Issuance of Company Common Stock in the Merger and Resulting Change of Control of the Company

The approval of the issuance of shares of common stock of the Company to stockholders of NeuroBo Pharmaceuticals, Inc (“NeuroBo”) pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of July 24, 2019, as amended on October 29, 2019, by and among the Company, GR Merger Sub Inc. and NeuroBo, and the change of control of the Company resulting from the merger under Nasdaq rules.

Votes For	Votes Against	Votes Abstain	Broker Non-Votes
6,897,514	57,459	16,532	4,106,403

Proposal 2—Approval of the Amendment to the Gemphire Certificate of Incorporation to Effect the Reverse Stock Split

The approval of an amendment to the third amended and restated certificate of incorporation of the Company (the “Gemphire Certificate of Incorporation”) to effect a reverse stock split of the Company’s common stock, within a range, as determined by the Company’s board of directors, of one new share for every 15 to 25 shares outstanding (or any number in between).

Votes For	Votes Against	Votes Abstain
10,864,721	190,116	23,071

Proposal 3—Approval of the Amendment to the Gemphire Certificate of Incorporation to Effect the Corporate Name Change

The approval of an amendment to the Gemphire Certificate of Incorporation to change the corporate name of the Company from “Gemphire Therapeutics Inc.” to “NeuroBo Pharmaceuticals, Inc.”

Votes For	Votes Against	Votes Abstain
10,951,089	102,654	24,165

Proposal 4—Approval of the Gemphire Therapeutics Inc. 2019 Equity Incentive Plan

The approval of the adoption of the Gemphire Therapeutics Inc. 2019 Equity Incentive Plan.

Votes For	Votes Against	Votes Abstain	Broker Non-Votes
5,349,274	1,256,849	365,382	4,106,403

Proposal 5—Election of Directors

The election of the two nominees for Class III directors named in the proxy statement/prospectus/information statement to the Company’s board of directors, each to serve a three-year term until the 2022 annual meeting of stockholders and until the election and qualification of his successor, or his earlier death, resignation or removal (provided that, if the merger is completed, the Company’s board of directors will be reconstituted as provided in the Merger Agreement).

Class III Nominees	Votes For	Votes Withheld	Broker Non-Votes
Pedro Lichtinger	6,264,086	707,419	4,106,403
Andrew Sassine	5,926,732	1,044,773	4,106,403

Proposal 6—Ratification of Appointment of Independent Registered Public Accounting Firm

The ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed).

Votes For	Votes Against	Votes Abstain	Broker Non-Votes
10,996,599	51,421	29,888	0

In connection with the Annual Meeting, the Company also solicited proxies with respect to a proposal to adjourn the Annual Meeting, if necessary or appropriate, to solicit additional proxies if there were not sufficient votes to approve either Proposal 1, 2, 3 or 4 at the time of the Annual Meeting. Because the Company’s stockholders approved the adoption of each of Proposal 1, 2, 3 and 4, as noted above, the adjournment proposal was not brought forward for a vote at the Annual Meeting.

Item 8.01Other Events.

On December 6, 2019, the Company announced voting results relating to the Annual Meeting. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press release issued by Gemphire Therapeutics Inc. dated December 6, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEMPHIRE THERAPEUTICS INC.

Dated: December 6, 2019

	By:	/s/ Dr. Steven Gullans
Dr. Steven Gullans
President and Chief Executive Officer